CCF Investments, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission

December 31,		1900
Net capital		
Total stockholder's equity	$	385,917
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable (net of corresponding commission payable of $277,548)		61,637
Equipment, net		29,689
Prepaid expenses and other assets		126,067
Total deductions and/or charges		217,393
Net capital	$	168,524
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	52,990
Commissions payable		588,453
Registration fees collected in advance		76,806
Total aggregate indebtedness	$	718,249
Computation of basic net capital requirement		
Minimum net capital required	$	47,884
Excess net capital at 1,500 percent	$	120,640
Excess net capital at 1,000 percent	$	96,699
Ratio: aggregate indebtedness to net capital		4.26

There are no material differences between the preceding computation and the Company's corresponding Part IIA of Form X-17A-5 as of February 25, 2016.

See Independent Auditor's Report.